Exhibit 99.1

DHT HOLDINGS, INC.: FRONTLINE LAWSUIT IS DISMISSED

HAMILTON, BERMUDA, June 19, 2017 - DHT Holdings, Inc. (NYSE:DHT) ("DHT") today announced that the legal action filed by Frontline Ltd. in the High Court of the Republic of the Marshall Islands, which challenged DHT's transaction with BW Group and DHT's Rights Plan, has been dismissed, with prejudice.  Frontline is now precluded from bringing similar claims against DHT, its directors and BW Group in any other court. Under Marshall Islands' law, the dismissal also constitutes a ruling on the merits in favor of DHT.

"We are very pleased with the dismissal," said Erik Lind, Chairman of DHT's Board of Directors.  "We have consistently stated, both in court and to our shareholders, that Frontline's claims are without merit.  Two courts have now agreed with us, and we welcome the dismissal as an appropriate end to the matter."

Cravath, Swaine & Moore LLP is serving as legal counsel to DHT.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information: www.dhtankers.com.

Forward Looking Statements
This press release may contain assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  Investing in DHT's securities involves risk, and investors should be able to bear the loss of their investment.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT's Annual Report on Form 20-F, filed with the SEC on March 23, 2017.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT's actual results could differ materially from those anticipated in these forward-looking statements.

Media Contacts
Svein Moxnes Harfjeld, Co-CEO: +47 23115080
Trygve P. Munthe, Co-CEO: +47 23115080